Segall Bryant & Hamill Trust

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

August 24, 2020

VIA EDGAR

Ms. Lisa Larkin

Mr. Ken Ellington

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Segall Bryant & Hamill Small Cap Value Dividend Fund into the Segall Bryant & Hamill Small Cap Value Fund, each a series portfolio of Segall Bryant & Hamill Trust (File No. 333-240059) (the “Registrant”)

Dear Ms. Larkin and Mr. Ellington:

On behalf of the Registrant, set forth below are the Registrant’s responses to comments received from the staff of the Division of Investment Management regarding Form N-14 to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “Securities Act”) filed on July 23, 2020, with respect to the Segall Bryant & Hamill Small Cap Value Dividend Fund (the “Acquired Fund”) which will be combined into the Segall Bryant & Hamill Small Cap Value Fund (the “Acquiring Fund”).

Set forth in the numbered paragraphs below are the Staff’s oral comments provided August 3, 2020 and August 13, 2020 to Form N-14, accompanied by the Registrant’s responses to the comments.

U.S. Securities and Exchange Commission

Division of Investment Management

August 24, 2020

1.	Staff Comment: In the “Tax Considerations” section, the disclosure states that the Acquired Fund will sell approximately 90% of its portfolio securities in order to better align the portfolio with that of the Acquiring Fund. Please also disclose the estimated transaction costs associated with the proposed portfolio repositioning in the estimated capital gains distributions, including per share amounts that are expected to be generated as a result of the repositioning. Please also disclose this information in the notes to the pro forma financial statements.

□ Registrant’s Response: It is expected that approximately 90% of the Target Fund’s portfolio securities will be sold prior to the merger in order to ultimately better align the portfolio with that of the Acquiring Fund. The pro forma financial statements have been updated to show the impact of these transactions based on the holdings as of December 31, 2019. The expected impact of these transactions has also been calculated based on the holdings as of June 30, 2020, because the recent data is expected to be more in line with the actual impact of a net realized loss and, therefore, no capital gain distribution is expected. The “Tax Considerations” section and the pro forma financial statements have been revised to include the expected transaction costs associated with the portfolio repositioning. The estimated transaction costs are $8,719, which is based on an expected transaction rate of $0.04 per share which equates to a $0.0007 per Fund share or .02% of the Fund’s net asset value as of June 30, 2020 for the Fund.

2.	Staff Comment: Please disclose the dollar amount and related expiration dates of any capital loss carryforwards that are available for each fund. Please also disclose this information in the notes to the pro forma financial statements.

□ Registrant’s Response: The expected capital loss carryforwards at the time of the merger is approximately $14,235,579 net realized loss for the Acquired Fund and $13,817,575 net realized loss for the Acquiring Fund. Under current tax regulations, there are no expiration dates of capital loss carryforwards and these amounts will be available to the surviving fund shareholders subject to annual limits set by applicable IRS regulations. The notes to the pro forma financial statements have been revised to include the expected capital loss carryforwards at the time of the merger.

U.S. Securities and Exchange Commission

Division of Investment Management

August 24, 2020

3.	Staff Comment: In the “Expenses of the Reorganization” section, please disclose the estimated dollar amount of reorganization expenses that the Adviser is expected to pay. Please also disclose this information in the notes to the pro forma financial statements.

□ Registrant’s Response: The Adviser is responsible for the direct costs and expenses related to the Reorganization. Neither the Funds nor their shareholders will bear any of the direct costs or expenses incurred in connection with carrying out the Reorganization. Shareholders will be responsible for approximately $8,700 in commissions paid by the Acquired Fund before the Reorganization to align the Acquired Fund’s portfolio holdings for purposes of the combined fund.

The Adviser will pay approximately $65,000 in expenses incurred in connection with the Reorganization, which does not include the $8,700 in commissions discussed above. This information has been added to the applicable disclosure sections and the pro forma financial statements within the Pre-Effective Amendment No. 2 to the Registrant’s Form N-14.

4.	Staff Comment: In the “Pro Forma Combined Statement of Investments” please identify any securities that are expected to be sold before or after the close date of the merger so that the Acquired Fund conforms to the surviving fund’s compliance guidelines and/or investment restrictions. If no securities have been identified that will be sold, please include the following statement, “As of XX date, all securities held by the Acquired Fund would comply with the compliance guidelines and/or investment restrictions of the Acquiring Fund.”

□ Registrant’s Response: The securities which are being sold are not being sold in order to conform with the compliance guidelines and/or investment restrictions of the Acquiring Fund. The securities are being sold due to a difference in the investment management process for the Acquiring Fund. We have added the following statement to the Pro Forma Combined Statement of Investments which says, “As of December 31, 2019, all securities held by the Acquired Fund comply with the compliance guidelines and/or investment restrictions of the Acquiring Fund.”

5.	Staff Comment: Please provide a consent from the predecessor auditor for June 30, 2019 financial statements for the Acquiring Fund since the Statement of Changes in Net Assets incorporated by reference in the N-14 includes financial information audited by the predecessor auditor.

□ Registrant’s Response: Comment complied with.

6.	Staff Comment: Please explain supplementally why no shareholder vote is required.

□ Registrant’s Response: A shareholder vote is not required for the Registrant to effect the Reorganization under the Investment Company Act or state law. The Reorganizations are being effected in reliance on Rule 17a-8 under the Investment Company Act, which grants an exemption from the prohibitions on affiliated transactions set forth in Section 17(a) of the Investment Company Act, so long as the conditions of Rule 17a-8 are met. Among other requirements, Rule 17a-8(a)(3) requires a merger of affiliated investment companies be approved by the shareholders of the investment company that will not be the surviving investment company in the merger unless certain conditions are satisfied. As set forth below, the Reorganization satisfies the conditions of Rule 17a-8(a)(3):

U.S. Securities and Exchange Commission

Division of Investment Management

August 24, 2020

(i)       No fundamental investment policy of the Acquired Fund (i.e., an investment policy that cannot be changed without shareholder approval) is materially different from that of the Acquiring Fund;

(ii)       No investment advisory contract between the Acquired Fund and any investment adviser is materially different from an investment advisory contract between the Acquiring Fund and any investment adviser;

(iii)       The Trustees of the Acquired Fund who are not “interested persons” of the Trust under the Investment Company Act (the “Independent Trustees”) and who were elected by shareholders will comprise a majority of the Independent Trustees of the Acquiring Fund; and

(iv)       Neither the Acquiring Fund nor the Acquired Fund has a Rule 12b-1 fee.

Therefore, there is no Investment Company Act requirement that the Registrant obtain the approval of the Acquired Fund’s shareholders to effect the Reorganization. Sections 5.1(B)(10), 6.7(k) and 8.1 of the Registrant’s Amended & Restated Declaration of Trust, as amended, also permit the Reorganization to be effected without shareholder approval.

7.	Staff Comment: Please confirm that the Fund will comply with the FAST Act requirements including adding hyperlinks to each exhibit identified in the exhibit index and any other information incorporated by reference in the registration statement if filed on Edgar.

□ Registrant’s Response: The Fund will comply with the FAST Act requirements.

8.	Staff Comment: Please confirm that the Fund is complying with all 17a-8 requirements.

□ Registrant’s Response: Section 17(a) of the 1940 Act prohibits an affiliated person of a registered investment company, or any affiliated person of such person, acting as principal, from selling to or purchasing from such registered company, or any company controlled by such registered company, any security or other property.1 Rule 17a-8 under the 1940 Act exempts a reorganization from the prohibitions of Section 17(a) if the Board of each participating fund makes certain specific findings with respect to such fund.2 Specifically, Rule 17a-8 provides that in a merger or consolidation involving registered investment companies that may be first or second tier affiliated persons of each other, the transaction is exempt from Section 17(a) provided that the board members of each participating affiliated investment company, including a majority of the board members who are not “interested persons” of any investment company participating in the reorganization, as defined in Section 2(a)(19) of the 1940 Act, determines:

•	that participation in the reorganization is in the best interests of that investment company; and
•	that the interests of existing shareholders of that investment company will not be diluted as a result of the reorganization.[3]

[1]	Under Section 2(a)(3) of the 1940 Act, an “affiliated person” includes any person directly or indirectly controlling, controlled by, or under common control with, such other person. In the case of an investment company, its investment adviser and any subadviser also are deemed to be affiliated persons of the investment company, but the investment company is not an affiliated person of its investment adviser or subadviser absent another source of affiliation, such as control.
[2]	See, e.g., Rule 17a-8 under the 1940 Act; Investment Company Mergers, Release No. IC-25666 (July 18, 2002) (adopting amendments to Rule 17a-8).
[3]	See Investment Company Mergers, Release No. IC-25259 (Nov. 8, 2001) at 5. The SEC noted that “most mergers are effected on the basis of each merging portfolio’s net asset value, as determined for the purpose of daily pricing under our rules. The transparency of share value at which mergers occur reduces considerably the opportunity for affiliated persons to take advantage of the fund by mispricing the transaction.” Id.

U.S. Securities and Exchange Commission

Division of Investment Management

August 24, 2020

The Board’s considerations are discussed under “Reasons for the Reorganization and Board Considerations” in the Information Statement/Prospectus, which describe the factors that the Board weighed from the perspective of each of the Acquiring Fund and the Acquired Fund. The Board, including all of the Independent Trustees, has concluded that the Reorganization is in the best interests of the Acquired Fund and the Acquiring Fund and that the interests of existing shareholders of each Fund would not be diluted as a result of the Reorganization.

Please see the analysis contained in response to SEC Comment 6 for the rationale behind Registrant’s conclusion that shareholder approval of the Reorganization is not required as the conditions of Rule 17a-8(a)(3) are met with respect to the Reorganization. In addition to meeting the conditions of Rule 17a-8(a)(3), the Funds also comply with the requirements of Rule 17a-8(a)(1), Rule 17a-8(a)(4), and will comply with the requirements of Rule 17a-8(a)(5).

9.	Staff Comment: Please disclose the approximate percentage of target securities that will be sold off, who will bear the cost of repositioning, what the cost is in dollars and as a percent of target fund net assets and any tax impact of repositioning including an estimate of any capital gain distributions that could be triggered by the sale.

□ Registrant’s Response: See response to Comment No. 1.

10.	Staff Comment: Please explain supplementally whether any of the stickers notifying the Acquired Fund shareholders included a discussion of the consequences of repositioning.

U.S. Securities and Exchange Commission

Division of Investment Management

August 24, 2020

□ Registrant’s Response: The stickers notifying the Acquired Fund shareholders did not include a discussion of the consequences of repositioning as this information is being provided in the Information Statement/Prospectus which will be sent to shareholders.

11.	Staff Comment: In the Fee Table on page 8, footnote 1 and 2, please consider deleting as the names are already considered in the heading.

□ Registrant’s Response: Comment complied with.

12.	Staff Comment: On page 49, Exhibit E Control Shareholders, please define “control” under Item 7c for 25% or more shareholders.

□ Registrant’s Response: Comment complied with. Exhibit E has been revised to include the following language: “Any person considered a beneficial owner of more than 25% of the outstanding shares of a Fund may be deemed to control it.”

* * * * *

If you have any questions or further comments, please contact Maggie Bull at (513) 869-4262.

Very truly yours, /s/ Maggie Bull Maggie Bull, Esq. Assistant Secretary Segall Bryant & Hamill Trust

Cc: Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP